December 12, 2006

Mr. Kevin L. Vaughn

Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

Re:	X-Rite, Incorporated (the “Company”)

Comment Letter dated November 9, 2006

Commission File No. 0-14800

Dear Mr. Vaughn:

On December 5, 2006, our counsel, McDermott Will & Emery LLP responded on behalf of X-Rite, Incorporated (the "Company") to the comments from the Staff of the Securities and Exchange Commission (the “Commission”) on its review of our Form 10-K for the fiscal year ended December 31, 2006 and Form 8-K dated November 7, 2006. We understand that the Staff has no further comments at this time.

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions on our response, please contact me directly.

Very truly yours,

By:

Mary E. Chowning
Vice-President-Finance and Chief Financial Officer